[Letterhead of Bausch & Lomb Holdings Incorporated]

May 30, 2013

BY EDGAR CORRESPONDENCE AND COURIER

Joseph G. McCann, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Bausch & Lomb Holdings Incorporated

Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (Registration No. 333-187455)

Dear Mr. McCann:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bausch & Lomb Holdings Incorporated (previously named WP Prism Inc.), a Delaware corporation (the “Company”), hereby applies to withdraw its registration statement on Form S-1 (File No. 333-187455), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2013 and was amended on April 26, 2013.

The Company is applying for withdrawal of the Registration Statement because on May 24, 2013, the Company entered into an Agreement and Plan of Merger with Valeant Pharmaceuticals International, Inc., a Canadian corporation, Valeant Pharmaceuticals International, a Delaware corporation (“Valeant”), and Stratos Merger Corp., a Delaware corporation and wholly owned subsidiary of Valeant (“Stratos”), pursuant to which Stratos will merge with and into the Company, with the Company continuing as the surviving corporation following the merger. As a result of the merger, the Company will become a wholly owned subsidiary of Valeant. The Registration Statement has never been declared effective by the Commission and the Company has not sold any securities under the Registration Statement.

Accordingly, the Company hereby respectfully applies for the withdrawal of the Registration Statement and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order consenting to the withdrawal to the undersigned via facsimile at (585) 338-0418, with copies to Jeffrey D. Karpf, Esq. via facsimile at (212) 225-3999 and via mail at Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

If you require additional information, please do not hesitate to contact Jeffrey D. Karpf, Esq. of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2864.

Very truly yours,

BAUSCH & LOMB HOLDINGS INCORPORATED

/s/ A. Robert D. Bailey, Esq.
A. Robert D. Bailey, Esq.
Executive Vice President, Law, Policy & Communications, and Secretary

cc:	Amanda Ravitz

Tara Harkins

Kevin Vaughn

Mary Beth Breslin

Securities and Exchange Commission

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP

William V. Fogg

Craig F. Arcella

Cravath, Swaine & Moore LLP